(Multicurrency - Cross Border)



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International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of May 11, 2007

BARCLAYS BANK PLC   and   **LASALLE BANK NATIONAL ASSOCIATION**,
not in its individual capacity but solely as
Supplemental Interest Trust Trustee on behalf of the
Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OC1
Supplemental Interest Trust (the "**Supplemental
Interest Trust**")

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows: –

1.   Interpretation

(a)   *Definitions*. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b)   *Inconsistency*. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c)   *Single Agreement*. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.   Obligations

(a)   *General Conditions*.

(i)   Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b)   *Change of Account.* Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c)   *Netting.* If on any date amounts would otherwise be payable:—

   (i)   in the same currency; and

   (ii)   in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d)   *Deduction or Withholding for Tax.*

   (i)   *Gross-Up.* All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

      (1)   promptly notify the other party ("Y") of such requirement;

      (2)   pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

      (3)   promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

      (4)   if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

         (A)   the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

         (B)   the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

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(ii) **_Liability_**. If: —

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) **_Default Interest; Other Amounts_**. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3. Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a) **_Basic Representations_**.

(i) **_Status_**. It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii) **_Powers_**. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii) **_No Violation or Conflict_**. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv) **_Consents_**. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v) **_Obligations Binding_**. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

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(b)   *Absence of Certain Events*. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c)   *Absence of Litigation*. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d)   *Accuracy of Specified Information*. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e)   *Payer Tax Representation*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f)   *Payee Tax Representations*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4.   **Agreements**

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a)   *Furnish Specified Information*. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

    (i)   any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

    (ii)   any other documents specified in the Schedule or any Confirmation; and

    (iii)   upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b)   *Maintain Authorisations*. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c)   *Comply with Laws*. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d)   *Tax Agreement*. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e)   *Payment of Stamp Tax*. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated,

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organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5.   Events of Default and Termination Events

(a)   *Events of Default*. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

(i)   *Failure to Pay or Deliver*. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii)   *Breach of Agreement*. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii)   *Credit Support Default*.

(1)   Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2)   the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3)   the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv)   *Misrepresentation*. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v)   *Default under Specified Transaction*. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi)   *Cross Default*. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) **Bankruptcy**. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party: —

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) **Merger Without Assumption**. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer: —

(1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b)   **Termination Events**. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event

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Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i) *Illegality*. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party): —

(1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii) *Tax Event*. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) *Tax Event Upon Merger*. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) *Credit Event Upon Merger*. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) *Additional Termination Event*. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) *Event of Default and Illegality*. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

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6. Early Termination

(a) ***Right to Terminate Following Event of Default.*** If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b) ***Right to Terminate Following Termination Event.***

(i) ***Notice.*** If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) ***Transfer to Avoid Termination Event.*** If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii) ***Two Affected Parties.*** If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv) ***Right to Terminate.*** If: —

(1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then

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continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c)   **Effect of Designation.**

(i)   If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii)   Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d)   **Calculations.**

(i)   *Statement.* On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii)   *Payment Date.* An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e)   *Payments on Early Termination.* If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i)   *Events of Default.* If the Early Termination Date results from an Event of Default: —

(1) *First Method and Market Quotation.* If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2) *First Method and Loss.* If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3) *Second Method and Market Quotation.* If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the

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Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4) *Second Method and Loss*. If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) *Termination Events*. If the Early Termination Date results from a Termination Event: —

(1) *One Affected Party*. If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2) *Two Affected Parties*. If there are two Affected Parties: —

(A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii) *Adjustment for Bankruptcy*. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) *Pre-Estimate*. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

ISDA® 1992

7. Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that: —

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8. Contractual Currency

(a) *Payment in the Contractual Currency*. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) *Judgments*. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) *Separate Indemnities*. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) *Evidence of Loss*. For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

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9. Miscellaneous

(a)   *Entire Agreement*. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b)   *Amendments*. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c)   *Survival of Obligations*. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d)   *Remedies Cumulative*. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)   *Counterparts and Confirmations*.

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f)   *No Waiver of Rights*. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g)   *Headings*. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10. Offices; Multibranch Parties

(a)   If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b)   Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c)   If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11. Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document

ISDA® 1992

to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12. Notices

(a) *Effectiveness*. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

    (i) if in writing and delivered in person or by courier, on the date it is delivered;

    (ii) if sent by telex, on the date the recipient's answerback is received;

    (iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

    (iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

    (v) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) *Change of Addresses*. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13. Governing Law and Jurisdiction

(a) *Governing Law*. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) *Jurisdiction*. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

    (i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

    (ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) *Service of Process*. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d)   *Waiver of Immunities*. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14.   Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a)   in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b)   in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c)   in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d)   in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and *"lawful"* and *"unlawful"* will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have

15

ISDA® 1992

been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"*Non-default Rate*" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"*Non-defaulting Party*" has the meaning specified in Section 6(a).

"*Office*" means a branch or office of a party, which may be such party's head or home office.

"*Potential Event of Default*" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"*Reference Market-makers*" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"*Relevant Jurisdiction*" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"*Scheduled Payment Date*" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"*Set-off*" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"*Settlement Amount*" means, with respect to a party and any Early Termination Date, the sum of: —

(a)   the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b)   such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"*Specified Entity*" has the meanings specified in the Schedule.

ISDA® 1992

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market

value of that which was (or would have been), required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(c) or, if each party is so obliged, it shall be the average of the Termination (Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

BARCLAYS BANK PLC
(Name of Party)   (Name of Party)

By: ....   By: ....
Name: Name:
Title: Title:
Date: Date:

value of that which was (or would have been), required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(c) or, if each party is so obliged, it shall be the average of the Termination (Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

	LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust
BARCLAYS BANK PLC	
(Name of Party)	(Name of Party)



By: ....   By: ....
    Name: Name:
    Title: Title: **Rita Lopez**
    Date: Date: **Vice President**

SCHEDULE
to the
Master Agreement

dated as of May 11, 2007

between

BARCLAYS BANK PLC	and	**LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust (the "Supplement Interest Trust")**
("Party A")		("Party B")

Part 1

Termination Provisions.

(a) *"Specified Entity"* means in relation to Party A for the purpose of:

Section 5(a)(v),	Not applicable
Section 5(a)(vi),	Not applicable
Section 5(a)(vii),	Not applicable
Section 5(b)(iv),	Not applicable

and in relation to Party B for the purpose of:

Section 5(a)(v),	Not applicable
Section 5(a)(vi),	Not applicable
Section 5(a)(vii),	Not applicable
Section 5(b)(iv),	Not applicable

(b) *"Specified Transaction"* will not apply to Party A or to Party B.

(c) *Certain Events of Default.* The following Events of Default will apply to the parties as specified below, and the definition of "Event of Default" in Section 14 is deemed to be modified accordingly:

Section 5(a)(i) (Failure to Pay or Deliver) will apply to Party A and Party B.

Section 5(a)(ii) (Breach of Agreement) will apply to Party A and will not apply to Party B; except that Section 5(a)(ii) will not apply to Party A with respect to Party A's failure to comply with the credit support annex between the parties.

Section 5(a)(iii) (Credit Support Default) will apply to Party A and will not apply to Party B except that Section 5(a)(iii)(1) will apply in respect of Party B's obligations under Paragraph

1

3(b) of the credit support annex entered into between Party A and Party B in relation to this Agreement.

Section 5(a)(iv) (<u>Misrepresentation</u>) will not apply to Party B and will apply to Party A.

Section 5(a)(v) (<u>Default under Specified Transaction</u>) will not apply to Party A or Party B.

Section 5(a)(vi) (<u>Cross Default</u>) will not apply to Party B and will apply to Party A.

"*Specified Indebtedness*" will have the meaning specified in Section 14, except that such term shall not include obligations in respect of deposits received in the ordinary course of Party A's banking business.

"*Threshold Amount*" means (i) with respect to any guarantor under an Eligible Guarantee with respect to all of Party A's present and future obligations under this Agreement, three percent (3.0%) of such entity and (ii) with respect to Party A an amount equal to three percent (3.0%) of Party A's shareholders' equity (on a consolidated basis) determined in accordance with generally accepted accounting principles in Party A's jurisdiction of incorporation or organization as at the end of Party A's most recently completed fiscal year.

Section 5(a)(vii) (<u>Bankruptcy</u>) will apply to Party A and Party B; *provided* that clauses (2), (7) and (9) thereof shall not apply to Party B; *provided further* that clause (4) thereof shall not apply to Party B with respect to any proceedings or petitions instituted or presented by Party A or any Affiliate of Party A; *provided further* that clause (6) shall not apply to Party B to the extent that it refers to (i) any appointment that is effected by or contemplated in connection with the PSA (as defined below) or (ii) any appointment to which Party B has not become subject; and *provided further* that clause (8) shall not apply to Party B to the extent that clause (8) relates to clauses of Section 5(a)(vii) that are not applicable to Party B per the foregoing.

Section 5(a)(viii) (<u>Merger without Assumption</u>) will apply to Party A and to Party B.

Notwithstanding anything to the contrary in Sections 5(a)(i) and 5(a)(iii) of this Agreement, any failure by Party A to comply with or perform any obligation to be complied with or performed by Party A under any Credit Support Document shall not be an Event of Default unless (A) the Second Trigger Failure Condition applies and at least 30 Local Business Days (10 Local Business Days when the Second Trigger Failure Condition relates only to S&P ratings and 30 calendar days when the Second Trigger Failure Condition relates only to Fitch ratings) have elapsed since the last time the Second Trigger Failure Condition did not apply and (B) such failure is not remedied on or before the third Local Business Day after notice of such failure is given to Party A.

(d) *Termination Events.* The following Termination Events will apply to the parties as specified below:

Section 5(b)(i) (<u>Illegality</u>) will apply to Party A and Party B.

Section 5(b)(ii) (<u>Tax Event</u>) will apply to Party A and Party B; *provided* that Section 5(b)(ii) shall be amended by deleting the words "(x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y)".

Section 5(b)(iii) (<u>Tax Event upon Merger</u>) will apply to Party A and will not apply to Party B; *provided* that Party A shall not be entitled to designate an Early Termination Date by reason of a Tax Event upon Merger in respect of which Party A is the Affected Party.

Section 5(b)(iv) (<u>Credit Event upon Merger</u>) will not apply to Party A or Party B.

(e) The "*Automatic Early Termination*" provision of Section 6(a) of this Agreement will not apply to Party A or Party B.

(f) *Payments on Early Termination*. For the purpose of Section 6(e) of this Agreement:

  (i) Market Quotation will apply.

  (ii) The Second Method will apply.

(g) "*Termination Currency*" means United States Dollars.

(h) *Timing of Party B Termination Payment*. If an amount calculated as being due in respect of an Early Termination Date under Section 6(e) of this Agreement is an amount to be paid by Party B to Party A then, notwithstanding the provisions of Section 6(d)(ii) of this Agreement, such amount will be payable on the first Distribution Date following the date on which the payment would have been payable as determined in accordance with Section 6(d)(ii); *provided* that if the date on which the payment would have been payable as determined in accordance with Section 6(d)(ii) is a Distribution Date, then the payment will be payable on the date determined in accordance with Section 6(d)(ii). For the avoidance of doubt, interest on any payment due in respect of an Early Termination Date under Section 6(e) will in all events accrue interest from (and including) such Early Termination Date to (but excluding) the date on which the relevant payment is made.

(i) *Additional Termination Events.* The following Additional Termination Events will apply, in each case with respect to Party B as the sole Affected Party (unless otherwise provided below):

  (i) *First Rating Trigger Collateral Failure*. (A) Party A has failed to comply with or perform any obligation to be complied with or performed by Party A in accordance with any Credit Support Document and either (B) (i) the Second Trigger Failure Condition does not apply or (ii) less than 30 Local Business Days (30 calendar days with respect to S&P and/or Fitch ratings) have elapsed since the last time the Second Trigger Failure Condition did not apply. For all purposes of this Agreement, Party A shall be the sole Affected Party with respect to the occurrence of a Termination Event described in this Part 1(i)(i).

  (ii) *Replacement Available.* (A) No Relevant Entity (as defined in Part 5(b) below) is maintaining the Second Trigger Required Ratings and (i) 30 or more Local Business Days have elapsed since the last time any Relevant Entity maintained the Second Trigger Required Ratings where the failure to maintain Second Trigger Required Ratings relates to Moody's ratings, (ii) 30 or more calendar days have elapsed since the last time any Relevant Entity maintained the Second Trigger Required Ratings where the failure to maintain Second Trigger Required Ratings relates to Fitch ratings, (iii) 10 Local Business Days have elapsed since the last time any Relevant Entity maintained the Second Trigger Required Ratings where the failure to maintain Second Trigger Required Ratings relates to S&P ratings or (iv) if the failure to maintain Second Trigger Required Rating relates to the ratings by more than one of Moody's, S&P and Fitch, the shortest applicable period described in clauses (i) through (iii) above have elapsed since the last time any Relevant Entity maintained the Second Trigger Required Ratings, and (B) (i) at least one Eligible Replacement (as defined in Part 5(b) below) has made a Firm Offer (as defined in Part 5(b) below) (which remains capable of

Swap ISDA Schedule

becoming legally binding upon acceptance) to be the transferee of a transfer to be made in accordance with Part 5(e) below and/or (ii) at least one entity that maintains the First Trigger Required Ratings and/or the Second Trigger Required Ratings has made a Firm Offer (which remains capable of becoming legally binding upon acceptance by the offeree) to provide an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement. For all purposes of this Agreement, Party A shall be the sole Affected Party with respect to the occurrence of a Termination Event described in this Part 1(i)(ii).

(iii) *Amendment Without Consent.* The Pooling and Servicing Agreement dated as of April 1, 2007 among WaMu Asset Acceptance Corp. as Depositor, Washington Mutual Bank as Seller and Servicer, Christiana Bank & Trust Company as Delaware Trustee for the Trust (the "*Trust*"), LaSalle Bank National Association as Trustee for the Trust and Supplemental Interest Trust Trustee (the "*Supplemental Interest Trust Trustee*") for the Supplemental Interest Trust, as amended and supplemented from time to time (the "*PSA*") or other transaction document is amended or modified (other than amendments and modifications solely to replace the Depositor, Seller, Servicer, Trustee or Delaware Trustee) without the prior written consent of Party A, where such consent is required under the terms of the PSA, provided in each case that such amendment or modification is materially adverse to the interests of Party A.

(iv) *Trust Termination.* The Trust is terminated pursuant to the PSA.

(v) *Securitization Unwind.* Notice has been given by the Servicer of its intention to terminate the Trust pursuant to Section 9.01(b) of the PSA; *provided* that the Early Termination Date may not be earlier than the date on which the Certificates will be retired pursuant to Section 9.01(a) of the PSA.

(vi) *Regulation AB.* Party A fails to satisfy its obligations under Section 2 of that certain Indemnification and Disclosure Agreement dated as of May 2, 2007 (the "*IDA*") between Party A and Washington Mutual Bank. For all purposes of this Agreement, Party A shall be the sole Affected Party with respect to the occurrence of a Termination Event described in this Part 1(h)(vi).

Notwithstanding anything in Section 6 of the Master Agreement to the contrary, any amounts due as result of the occurrence of an Additional Termination Event described in Part 1(i)(iv) or Part 1(i)(v) of this Schedule may be calculated prior to the Early Termination Date and shall be payable on the Early Termination Date.

Part 2

Tax Representations.

(a) **Payer Representations.** For the purpose of Section 3(e) of this Agreement, Party A and Party B make the representations specified below, if any:

   (i) Party A makes no representation(s) for the purpose of Section 3(e) of this Agreement.

   (ii) Party B makes no representations for the purpose of Section 3(e) of this Agreement.

(b) **Payee Representations.** For the purpose of Section 3(f) of this Agreement, Party A and Party B make the representations specified below, if any:

   (i) Party A makes the following representation(s) for the purpose of Section 3(f) of this Agreement:

      Party A makes no representation(s) for the purpose of Section 3(f) of this Agreement.

   (ii) Party B makes no representations for the purpose of Section 3(f) of this Agreement.

Part 3

Agreement to Deliver Documents.

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents, as applicable:

(a) Tax forms, documents or certificates to be delivered are:—

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered
Party A and Party B	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding on account of any Tax, or with such deduction or withholding at a reduced rate..	(i) promptly upon reasonable demand by a party and (ii) promptly upon learning that any such document previously provided by a party has become obsolete or incorrect.

(b) Other documents to be delivered are:—

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A and Party B	Documentation which sets forth the authority of each signatory to this Agreement and each Credit Support Document (if any) signing on its behalf and the authority of such party to enter into Transactions contemplated and performance of its obligations hereunder.	Concurrently with the execution and delivery of this Agreement.	Yes
Party A and Party B	Incumbency certificate (or, if available the current authorized signature book or equivalent authorizing documentation) specifying the names, titles, authority and specimen signatures of the persons authorized to execute this Agreement which sets forth the specimen signatures of each signatory to this Agreement, each Confirmation and each Credit Support Document (if any) signing on its behalf.	Concurrently with the execution and delivery of this Agreement unless previously delivered and still in full force and effect.	Yes
Party A and Party B	An executed copy of the Indemnification and Disclosure Agreement relating to the Preliminary Prospectus Supplement or Free Writing Prospectus, if any, as applicable, and the Prospectus Supplement (each as defined in the PSA, as applicable).	On the date of such Preliminary Prospectus Supplement, Free Writing Prospectus or Prospectus Supplement, as applicable.	No

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A and B	An opinion of counsel to such party reasonably satisfactory in form and substance to the other party, and, in the case of Party B, opinions of counsel relating to the PSA and other deal documents, including this Agreement and the credit support annex, reasonably satisfactory in form and substance to Party A.	Concurrently with the execution and delivery of the Confirmation.	No
Party A	A copy of the guaranty provided by the Credit Support Provider, if applicable.	Concurrently with the execution and delivery of the Confirmation unless previously delivered and still in full force and effect.	Yes
Party A	An opinion of counsel to such party relating to the enforceability of the guaranty reasonably satisfactory in form and substance to Party B, if applicable.	Concurrently with the execution and delivery of the Confirmation unless previously delivered and still in full force and effect.	No
Party B	An executed copy of the PSA and other deal documents related to this Transaction.	As soon as possible following Party B's receipt of same.	No
Party B	Each material amendment, supplement or waiver of the PSA, as proposed from time to time, or any other amendment or modification of the PSA that requires the written consent of Party A under the terms of the PSA.	Promptly upon learning of any proposed amendment, supplement or waiver.	No

Part 4.

Miscellaneous.

(a) *Addresses for Notices.* For the purposes of Section 12(a) of this Agreement:

Party A:

(1) Address for notices or communications to Party A:

Address: 5 The North Colonnade
          Canary Wharf
          London E14 4BB
Facsimile: 44(20) 777 36461
Phone: 44(20) 777 36810

(For all purposes.)

(2) Address for notices or communications to Party B:

Party B: LaSalle Bank National Association, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

Global Securities and Trust Services
135 South LaSalle Street
Suite 1511
Chicago, Illinois 60603
Fax: 312-904-1368
Phone: 312-992-0668
Attention: Washington Mutual Mortgage Pass-Through Certificates
           WMALT Series 2007-OC1 Supplemental Interest Trust

(b) *Process Agent.* For the purposes of Section 13(c) of this Agreement:

Party A appoints as its Process Agent: Not applicable.

Party B appoints as its Process Agent: Not applicable.

(c) *Offices.* The provisions of Section 10(a) will apply to this Agreement.

(d) *Multibranch Party.* For the purpose of Section 10(c) of this Agreement:

Party A is not a Multibranch Party.
Party B is not a Multibranch Party.

(e) *Calculation Agent.* The Calculation Agent is Party A.

(f) *Credit Support Document.* Credit Support Document means

With respect to Party A: The credit support annex entered into between Party A and Party B.

With respect to Party B: The credit support annex entered into between Party A and Party B.

(g) **Credit Support Provider.**

Credit Support Provider means in relation to Party A: (1) Party A in its capacity as a party to the credit support annex entered into between Party A and Party B in relation to this Agreement and (2) the guarantor under any Eligible Guarantee.

Credit Support Provider means in relation to Party B: Party B in its capacity as a party to the credit support annex entered into between Party A and Party B in relation to this Agreement.

(h) **Governing Law.** This Agreement (including any claim or controversy arising out of or relating to this Agreement) will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine other than New York General Obligation Law Sections 5-1401 and 5-1402).

(i) **Netting of Payments.** Subparagraph (ii) of Section 2(c) of this Agreement will apply to all Transactions.

(j) **"Affiliate."** will have the meaning specified in Section 14 of this Agreement, *provided* that Party B shall be deemed to have no Affiliates.

(k) **[Reserved.]**

(l) **Single Agreement.** Section 1(c) of this Agreement is amended by the addition of the words ", the credit support annex entered into between Party A and Party B with respect to this Master Agreement" after the words "Master Agreement".

(m) **Local Business Day.** The definition of Local Business Day in Section 14 of this Agreement shall be amended by the addition of the words "or any Credit Support Document" after "Section 2(a)(i)" and the addition of the words "or Credit Support Document" after "Confirmation."

(n) **Right to Terminate Following Termination Event.** Section 6(b)(ii) of this Agreement is amended by deleting the words "or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party".

Part 5.

Other Provisions.

(a) *Definitions.*

Any capitalized terms used but not otherwise defined in this Agreement shall have the meanings assigned to them (or incorporated by reference) in the PSA. In the event of any inconsistency between the terms of this Agreement and the terms of the PSA, this Agreement will govern.

(b) *Downgrade Provisions.*

(i) *Reserved.*

(ii) *Second Trigger Failure Condition.* So long as a Second Trigger Failure Condition has occurred and is continuing, Party A shall use commercially reasonable efforts to, as soon as reasonably practicable, either (i) furnish an Eligible Guarantee of Party A's obligations under this Agreement from a guarantor that satisfies the Hedge Counterparty Ratings Requirement, or (ii) transfer its obligations under this Agreement in accordance with Part 5(e) below.

(iii) *Distribution Priorities.* For the avoidance of doubt, the parties hereby acknowledge and agree that notwithstanding the occurrence of a First Trigger Failure Condition or a Second Trigger Failure Condition, this Agreement and each Transaction hereunder shall continue to qualify as a Swap Agreement for purposes of the distribution priorities in Article IV of the PSA.

(iv) *Downgrade Definitions.*

(A) A *"First Trigger Failure Condition"* occurs at any time that no Relevant Entity maintains the First Trigger Required Ratings.

(B) *"First Trigger Required Ratings"* means with respect to an entity (A) either (i) where the entity is the subject of a Moody's Short-term Rating, such entity's Moody's Short-term Rating is "Prime-1" and the entity's long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A2" or above by Moody's or (ii) where the entity is not the subject of a Moody's Short-term Rating, its long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A1" or above by Moody's, (B) either (i) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are rated "A-1" or above by S&P or (ii) if the entity does not have a short-term rating from S&P, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "A+" or above by S&P and (C) either (i) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are rated by Fitch, such Fitch short-term rating is "F1" or above and the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "A" or above by Fitch or (ii) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are not rated by Fitch, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "A" or above by Fitch.

(C) A *"Second Trigger Failure Condition"* occurs at any time that no Relevant Entity maintains the Second Trigger Required Ratings.

OHS West:260224507.4

(D) "*Second Trigger Required Ratings*" means with respect to an entity (A) either (i) where the entity is the subject of a Moody's Short-term Rating, such entity's Moody's Short-term Rating is "Prime-2" or above and the entity's long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A3" or above by Moody's or (ii) where the entity is not the subject of a Moody's Short-term Rating, its long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A3" or above by Moody's, (B) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "BBB-" or above by S&P, and (C) either (i) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are rated by Fitch, such Fitch short-term rating is "F2" or above and the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "BBB+" or above by Fitch or (ii) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are not rated by Fitch, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "BBB+" or above by Fitch.

(E) "*Eligible Guarantee*" means an unconditional and irrevocable guarantee (i) that is provided by a guarantor as principal debtor rather than surety and is directly enforceable by Party B, (ii) if such guarantee is provided in connection with a First Trigger Failure Condition or a Second Trigger Failure Condition that relates to S&P and/or Fitch ratings, that satisfies the Rating Agency Condition, and (iii) that either (A) is the subject of a law firm legal opinion confirming that none of the guarantor's payments to Party B under such guarantee will be subject to withholding for Tax or (B) such guarantee provides that, in the event that any of such guarantor's payments to Party B are subject to withholding for Tax, such guarantor is required to pay such additional amount as is necessary to ensure that the net amount actually received by Party B (free and clear of any withholding tax) will equal the full amount Party B would have received had no such withholding been required.

(F) "*Fitch*" means Fitch Ratings.

(G) "*Moody's*" means Moody's Investors Service, Inc.

(H) "*Moody's Short-term Rating*" means a rating assigned by Moody's under its short-term rating scale in respect of an entity's short-term, unsecured and unsubordinated debt obligations.

(I) "*S&P*" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.

(J) "*Eligible Replacement*" means an entity (A) that satisfies the Hedge Counterparty Ratings Requirement or (B) whose present and future obligations owing to Party B are guaranteed pursuant to an Eligible Guarantee provided by a guarantor with the First Trigger Required Ratings and/or the Second Trigger Required Ratings.

(K) "*Firm Offer*" means an offer which, when made, was capable of becoming legally binding upon acceptance.

(L) "*Relevant Entities*" means Party A and any guarantor under an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement.

(M) The "*Hedge Counterparty Ratings Requirement*" means with respect to an entity, (A) either (i) where the entity is the subject of a Moody's Short-term Rating, such entity's

Moody's Short-term Rating is "Prime-2" or above and the entity's long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A3" or above by Moody's or (ii) where the entity is not the subject of a Moody's Short-term Rating, its long-term, unsecured and unsubordinated debt or counterparty obligations are rated "A3" or above by Moody's, (B) either (i) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are rated "A-1" or above by S&P or (ii) if the entity does not have a short-term rating from S&P, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated "A+" or above by S&P and (C) either (i) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are rated by Fitch, such Fitch short-term rating is "F1" or above and the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "A" or above by Fitch or (ii) where the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the entity are not rated by Fitch, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the entity are rated "A" or above by Fitch.

(c) ***Additional Representations.*** Section 3(a) of this Agreement is hereby amended to include the following additional representations after paragraph 3(a)(v):

(vi) ***Eligible Contract Participant.*** It is an "eligible contract participant" as defined in the U.S. Commodity Exchange Act.

(vii) ***Individual Negotiation.*** This Agreement and each Transaction hereunder is subject to individual negotiation by the parties.

(viii) ***Relationship between Party A and Party B.*** Each of Party A and Party B will be deemed to represent to the other on the date on which it enters into a Transaction or an amendment thereof that (absent a written agreement between Party A and Party B that expressly imposes affirmative obligations to the contrary for that Transaction):

(1) ***Principal.*** Party A is acting as principal and not as agent when entering into this Agreement and each Transaction. Party B is acting not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust.

(2) ***Non-Reliance.*** Party A is acting for its own account and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. Party B is acting not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Transaction.

(3) ***Evaluation and Understanding.*** It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts,

the terms, conditions and risks of this Agreement and each Transaction hereunder. It is also capable of assuming, and assumes, all financial and other risks of this Agreement and each Transaction hereunder.

    (4)   ***Status of Parties.*** The other party is not acting as a fiduciary or an advisor for it in respect of that Transaction.

(d) ***Section 1(c).*** For purposes of Section 1(c) of the Agreement, the Transaction with External ID: 1737832B shall be the sole Transaction under the Agreement.

(e) ***Transfer.***

    (i)   Section 7 of this Agreement shall not apply to Party A and, subject to Section 6(b)(ii) (provided that to the extent Party A makes a transfer pursuant to Section 6(b)(ii) it will provide a prior written notice to the Rating Agencies of such transfer) and Part 5(e)(ii) and Part 5(e)(v) below, Party A may not transfer (whether by way of security or otherwise) any interest or obligation in or under this Agreement without the prior written consent of Party B (it being understood that obtaining the prior written consent of Party B shall not relieve Party A of its obligations under Section 6(b)(ii), Part 5(e)(ii), below, or Part 5(e)(v), below, as applicable).

    (ii)   Subject to Part 5(z), Party A may (at its own cost) transfer all or substantially all of its rights and obligations with respect to this Agreement to any other entity (a "***Transferee***") that is an Eligible Replacement through an assignment and assumption agreement or similar agreement in form and substance reasonably satisfactory to Party B; provided that (A) Party B shall determine in its sole discretion, acting in a commercially reasonable manner, whether or not a transfer relates to all or substantially all of Party A's rights and obligations under this Agreement, (B) the Transferee, as of the date of the transfer, must not, as a result thereof, be required to withhold or deduct on account of Tax under this Agreement unless such Transferee will be required to make payments of additional amounts pursuant to Section 2(d)(i)(4) of this Agreement with respect of such Tax, (C) the transfer to the Transferee must not lead to a Termination Event or Event of Default occurring with respect to this Agreement, and (D) the Transferee, as of the date of the transfer, must enter into a new indemnification and disclosure agreement with substantially the same terms as the existing IDA; *provided* that satisfaction of the Rating Agency Condition will be required unless such transfer is in connection with the assignment and assumption of this Agreement without modification of its terms, other than the following terms: party name, dates relevant to the effective date of such transfer, tax representations (provided that the representations in Part 2(a) are not modified) and any other representations regarding the status of the Transferee of the type included in Section (c) of this Part 5 and notice information (in which case, Party A shall provide prior written notice to Rating Agencies with respect thereto). Following such transfer, all references to Party A shall be deemed to be references to the Transferee.

    (iii)   If an entity has made a Firm Offer (which remains capable of becoming legally binding upon acceptance) to be the transferee of a transfer to be made in accordance with Part 5(e)(ii) above, Party B shall (at Party A's cost) at Party A's written request, take any reasonable steps required to be taken by it to effect such transfer.

    (iv)   Except as specified otherwise in the documentation evidencing a transfer, a transfer of all the obligations of Party A made in compliance with this Part 5(e) will constitute an acceptance and assumption of such obligations (and any related interests so transferred) by the Transferee, a novation of the transferee in place of Party A with respect to such obligations (and any related interests so transferred), and a release and discharge by Party B of Party A from, and an agreement

Swap ISDA Schedule

by Party B not to make any claim for payment, liability, or otherwise against Party A with respect to, such obligations from and after the effective date of the transfer.

(v) In addition, Party A may transfer this Agreement without the prior written consent of Party B but with prior written notice to S&P, Moody's, Fitch and the Supplemental Interest Trust Trustee, to an Affiliate of Party A if: (i) such Affiliate has the First Trigger Required Ratings or has furnished an Eligible Guarantee provided by a guarantor that satisfies the Hedge Counterparty Ratings Requirement, (ii) the transfer to such Affiliate does not lead to a Termination Event or Event of Default occurring with respect to this Agreement, (iii) as of the date of the transfer, such Affiliate assumes all continuing obligations of Party A, if any, under the IDA, and (iv) as of the date of the transfer, such Affiliate will not be required to withhold or deduct on account of a Tax from any payments under this Agreement unless such Affiliate will be required to make payments of additional amounts pursuant to Section 2(d)(i)(4) of this Agreement with respect of such Tax; *provided* that satisfaction of the Rating Agency Condition will be required unless such transfer is in connection with the assignment and assumption of this Agreement by such an Affiliate without modification of its terms, other than the following terms: party name, dates relevant to the effective date of such transfer, tax representations (provided that the representations in Part 2(a) are not modified) and any other representations regarding the status of such an Affiliate of the type included in Section (c) of this Part 5 and notice information (in which case, Party A shall provide written notice to Rating Agencies with respect thereto).

(f) ***Supplemental Interest Trust Trustee Capacity.*** It is expressly understood and agreed by the parties hereto that (i) this Agreement is executed and delivered by LaSalle Bank National Association ("**LaSalle**") not individually or personally but solely as Supplemental Interest Trust Trustee of the Supplemental Interest Trust, in the exercise of the powers and authority conferred and vested in it under the PSA, (ii) each of the representations, undertakings and agreements herein made on the part of the Supplemental Interest Trust is made and intended not as personal representations, undertakings and agreements by LaSalle but is made and intended for the purpose of binding only the Supplemental Interest Trust, (iii) nothing herein contained shall be construed as creating any liability on the part of LaSalle, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (iv) under no circumstances shall LaSalle be personally liable for the payment of any indebtedness or expenses of the Supplemental Interest Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Supplemental Interest Trust under this Agreement or any other related documents as to all of which recourse shall be had solely to the assets of the Supplemental Interest Trust in accordance with the terms of the PSA.

(g) ***Party B Representations.*** In lieu of the representations set forth in Sections 3(a)(i) and 3(a)(ii) of this Agreement, Party B makes the following representations:

(i) ***Status.*** The Supplemental Interest Trust Trustee is trustee of the Supplemental Interest Trust under the PSA. It is a national banking association validly existing under the laws of the United States; and

(ii) ***Powers.*** In its capacity as supplemental interest trust trustee of the Supplemental Interest Trust, the Supplemental Interest Trust Trustee has power under the PSA to execute this Agreement and any other documentation relating to this Agreement that the Supplemental Interest Trust Trustee is executing and delivering on behalf of the Supplemental Interest Trust, to deliver this Agreement and any other documentation relating to this Agreement that it is required to execute and deliver and to perform the obligations (on behalf of the Supplemental Interest Trust) under this Agreement and any obligations (on behalf of the Supplemental Interest Trust) under any Credit Support Document to which the Supplemental Interest Trust Trustee on behalf of the Supplemental Interest Trust is party and has taken all necessary action to authorize such execution, delivery and performance.

(h) ***Proceedings.*** Without impairing any right afforded to it under the PSA as a third party beneficiary, no Relevant Entity nor any Affiliate of any Relevant Entity shall institute against or cause any other person to institute against, or join any other person in instituting against the Supplemental Interest Trust or the Trust, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy, dissolution or similar law, for a period of one year and one day, or if longer the applicable preference period then in effect, following indefeasible payment in full of the Certificates. Nothing shall preclude, or be deemed to stop, a Relevant Entity or an Affiliate of a Relevant Entity (i) from taking any action prior to the expiration of the aforementioned one year and one day period, or if longer the applicable preference period then in effect, in (A) any case or proceeding voluntarily filed or commenced by Party B or (B) any involuntary insolvency proceeding filed or commenced by a Person other than a Relevant Entity or an Affiliate of a Relevant Entity, or (ii) from commencing against Party B or any of the Mortgage Loans any legal action which is not a bankruptcy, reorganization, arrangement, insolvency, moratorium, liquidation or similar proceeding.

(i) ***Change of Account.*** Section 2(b) of this Agreement is hereby amended by the addition of the words "to another account in the same legal and tax jurisdiction as the original account" following the word "delivery" in the first line thereof.

(j) ***Pooling and Servicing Agreement.*** Party B will provide at least ten days' prior written notice to Party A of any proposed amendment or modification to the PSA. Capitalized terms used in this Agreement that are not defined herein and that are defined in the PSA shall have the respective meanings assigned to them in the PSA.

(k) ***No Set-off.***

    (i) All payments under this Agreement shall be made without set-off or counterclaim, except as expressly provided for in Section 2(c), Section 6, Part 5(y)(vi) below, or paragraphs 8(a) and 8(b) of the credit support annex.

    (ii) Section 6(e) shall be amended by the deletion of the following sentence: "The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off."

(l) ***Reserved.***

(m) ***Regarding Party A.*** Party B acknowledges and agrees that Party A has had and will have no involvement in and, accordingly Party A accepts no responsibility for: (i) the establishment, structure, or choice of assets of Party B; (ii) the selection of any person performing services for or acting on behalf of Party B; (iii) the selection of Party A as the Counterparty; (iv) the terms of the Certificates; (v) the preparation of or passing on the disclosure and other information contained in any offering circular for the Certificates, the PSA, or any other agreements or documents used by Party B or any other party in connection with the marketing and sale of the Certificates (other than information provided by Party A for purposes of the disclosure document relating to the Class A Certificates and the Senior Subordinate Certificates); (vi) the ongoing operations and administration of Party B, including the furnishing of any information to Party B which is not specifically required under this Agreement; or (vii) any other aspect of Party B's existence.

(n) ***Rating Agency Condition.*** Without prejudice to Section 9 of this Agreement, but subject to Part 5(e), this Agreement will not be amended or the rights and obligations of Party A hereunder shall not be assigned to another person unless the Rating Agency Condition is satisfied with respect to such amendment or transfer. "***Rating Agency Condition***" means, with respect to any particular proposed transfer, act or omission to act hereunder that the party acting or failing to act must consult with each of S&P and Fitch (if such Rating Agency is then providing a rating of the Class A Certificates and the Subordinate Certificates) and receive a prior written confirmation from each of such Rating Agencies then providing a rating of the Class A Certificates and the Subordinate Certificates that such Rating Agency will not downgrade or withdraw its then-current ratings of any outstanding Class A Certificates or Subordinate Certificates.

(o) *Jurisdiction.* Section 13(b) is hereby amended by: (i) deleting in the second line of subparagraph (i) thereof the word "non-" and (ii) deleting the final paragraph thereof.

(p) *Waiver of Jury Trial.* Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or any Credit Support Document. Each party certifies (i) that no representative, agent or attorney of the other party or any Credit Support Provider has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement and provide for any Credit Support Document, as applicable, by, among other things, the mutual waivers and certifications in this Section.

(q) *Consent to Recording.* Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties in connection with this Agreement or any potential transaction and (ii) if applicable, agrees to obtain any necessary consent of, and give notice of such recording to, such personnel.

(r) *Independent Reliance.* The parties agree to amend Section 3 of this Agreement by the addition of the following provision at the end thereof and marked as subsection (g):

> (g) *Independent Reliance.* Party A is entering into this Agreement and will enter into each Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by the other party. Party B is entering into this Agreement and will enter into each Transaction in reliance upon the direction of the Depositor and not upon any view expressed by the other party.

(s) *Escrow Payments.* If (whether by reason of the time difference between the cities in which payments are to be made or otherwise) it is not possible for simultaneous payments to be made on any date on which both parties are required to make payments hereunder, either party may at its option and in its sole discretion notify the other party that payments on that date are to be made in escrow. In this case deposit of the payment due earlier on that date shall be made by 2:00 pm (local time at the place for the earlier payment) on that date with an escrow agent selected by the notifying party, accompanied by irrevocable payment instructions (i) to release the deposited payment to the intended recipient upon receipt by the escrow agent of the required deposit of the corresponding payment from the other party on the same date accompanied by irrevocable payment instructions to the same effect or (ii) if the required deposit of the corresponding payment is not made on that same date, to return the payment deposited to the party that paid it into escrow. The party that elects to have payments made in escrow shall pay all costs of the escrow arrangements.

(t) *Method of Notice.* Section 12(a)(ii) of this Agreement is deleted in its entirety.

(u) *USA PATRIOT Act Notice.* Party A hereby notifies Party B that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies Party B, which information includes the name and address of Party B and other information that will allow Party A to identify Party B in accordance with the Act.

Swap ISDA Schedule

(v) *Severability.* If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties; *provided,* however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6, or 13 (or any definition or provision in Section 14 to the extent it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(w) *Tax.*

    (i) *Indemnifiable Tax.* Notwithstanding the definition of "Indemnifiable Tax" in Section 14 of this Agreement, all Taxes in relation to payments by Party A shall be Indemnifiable Taxes unless (i) such Taxes are assessed directly against Party B and not by deduction or withholding by Party A or (ii) arise as a result of a Change in Tax Law (in which case such Tax shall be an Indemnifiable Tax only if such Tax satisfies the definition of Indemnifiable Tax provided in Section 14). In relation to payments by Party B, no Tax shall be an Indemnifiable Tax, unless the Tax is due to a Change in Tax Law and otherwise satisfies the definition of Indemnifiable Tax provided in Section 14.

    (ii) *Gross Up.* Section 2(d)(i)(4) of this Agreement shall not apply to Party B as X, and Section 2(d)(ii) shall not apply to Party B as Y, in each case such that Party B shall not be required to pay any additional amounts referred to therein.

(x) *Limited Recourse.* The liability of Party B under this Agreement is limited in recourse to the assets of the Supplemental Interest Trust, and to distributions of interest proceeds and principal proceeds thereon applied in accordance with the terms of the PSA. Upon application of and exhaustion of all of the assets of the Supplemental Interest Trust (and proceeds thereof) in accordance with the PSA, Party A shall not be entitled to take any further steps against Party B to recover any sums due but still unpaid hereunder or thereunder, all claims in respect of which shall be extinguished. Notwithstanding the foregoing or anything herein to the contrary, Party A shall not be precluded from declaring an Event of Default or from exercising any other right or remedy as set forth in this Agreement or the PSA.

(y) *Calculations.* Notwithstanding Section 6 of this Agreement, so long as Party A is (A) the Affected Party in respect of an Additional Termination Event or a Tax Event Upon Merger or (B) the Defaulting Party in respect of any Event of Default, paragraphs (i) to (vi) below shall apply:

    (i) The definition of "Market Quotation" shall be deleted in its entirety and replaced with the following:

        "*Market Quotation*" means, with respect to one or more Terminated Transactions, a Firm Offer which is (1) made by a Reference Market-maker that is an Eligible Replacement, (2) for an amount that would be paid to Party B (expressed as a negative number) or by Party B (expressed as a positive number) in consideration of an agreement between Party B and such Reference Market-maker to enter into a transaction (the "*Replacement Transaction*") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transactions or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that Date, (3) made on the basis that Unpaid Amounts in respect of the Terminated Transaction or group of Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included and (4) made in respect of a Replacement Transaction with terms substantially the same as those of this Agreement (save for the exclusion of provisions relating to Transactions that are not Terminated Transactions).

(ii)   The definition of "Settlement Amount" shall be deleted in its entirety and replaced with the following:

> "*Settlement Amount*" means, with respect to any Early Termination Date, an amount (as determined by Party B) equal to the Termination Currency Equivalent of the amount (whether positive or negative) of any Market Quotation for the relevant Terminated Transaction or group of Terminated Transactions that is accepted by Party B so as to become legally binding, *provided* that:
>
> > (a)   If, on the day falling ten Local Business Days after the day on which the Early Termination Date is designated or such later day as Party B may specify in writing to Party A (but in either case no later than the Early Termination Date) (such day the "Latest Settlement Amount Determination Day"), no Market Quotation for the relevant Terminated Transaction or group of Terminated Transactions has been accepted by Party B so as to become legally binding and one or more Market Quotations have been made and remain capable of becoming legally binding upon acceptance, the Settlement Amount shall equal the Termination Currency Equivalent of the amount (whether positive or negative) of the lowest of such Market Quotations and
> >
> > (b)   If, on the Latest Settlement Amount Determination Day, no Market Quotation for the relevant Terminated Transaction or group of Terminated Transactions is accepted by Party B so as to become legally binding and no Market Quotations have been made and remain capable of becoming legally binding upon acceptance, the Settlement Amount shall equal Party B's Loss (whether positive or negative and without reference to any Unpaid amounts) for the relevant Terminated Transaction or group of Terminated Transactions.

(iii)   For the purpose of paragraph (4) of the definition of Market Quotation, Party B shall determine in its sole discretion, acting in a reasonable manner, whether a Firm Offer is made in respect of a Replacement Transaction with commercial terms substantially the same as those of this Agreement (save for the exclusion of provisions relating to Transactions that are not Terminated Transactions); *provided*, however, that notwithstanding the provisions of this Part 5(y), nothing in this Agreement shall preclude Party A from obtaining Market Quotations.

(iv)   At any time on or before the Latest Settlement Amount Determination Day at which two or more Market Quotations remain capable of becoming legally binding upon acceptance, Party B shall be entitled to accept only the lowest of such Market Quotations.

(v)   Party A may obtain Market Quotations, and if Party B requests Party A in writing to obtain Market Quotations, Party A shall use its reasonable efforts to do so before the Latest Settlement Amount Determination Day.

(vi) If the Settlement Amount is a negative number, Section 6(e)(i)(3) of this Agreement shall be deleted in its entirety and replaced with the following:

> ***Second Method and Market Quotation***. If Second Method and Market Quotation apply, (1) Party B shall pay to Party A an amount equal to the absolute value of the Settlement Amount in respect of the Terminated Transactions, (2) Party B shall pay to Party A the Termination Currency Equivalent of the Unpaid Amounts owing to Party A and (3) Party A shall pay to Party B the Termination Currency Equivalent of the Unpaid Amounts owing to Party B; *provided* that, (i) the amounts payable under (2) and (3) shall be subject to netting in accordance with Section 2(c) of this Agreement and (ii) notwithstanding any other provision of this Agreement, any amount payable by Party A under (3) shall not be netted-off against any amount payable by Party B under (1).

(z)   ***Rating Agency Notifications.*** Notwithstanding any other provision of this Agreement, this Agreement shall not be amended, no Early Termination Date shall be effectively designated by Party B, and no transfer of any rights or obligations under this Agreement shall be made (other than a transfer of all of Party A's rights and obligations with respect to this Agreement in accordance with Part 5(e)(ii) above) unless Moody's has been given prior written notice of such amendment, designation or transfer.

IN WITNESS WHEREOF, the parties have executed this document by their duly authorized officers with effect from the date specified on the first page hereof.

BARCLAYS BANK PLC

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

By: _____

By: _____

Name:

Name:

Title:

Title:

IN WITNESS WHEREOF, the parties have executed this document by their duly authorized officers with effect from the date specified on the first page hereof.

BARCLAYS BANK PLC

By: __________________________________
Name:
Title:

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

By: __________________________________
Name: Rita Lopez
Title: Vice President

20

Swap ISDA Schedule

OHS West:260224507

Elections and Variables
to the 1994 ISDA Credit Support Annex
to the Schedule to the ISDA Master Agreement dated as of May 11, 2007
between Party A and Party B

dated May 11, 2007
between

		LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust (the "Supplemental Interest Trust")
Barclays Bank PLC	and	

("Party A")   ("Party B")

This Annex supplements, forms part of, and is subject to, the ISDA Master Agreement referred to above (this "**Agreement**"), is part of its Schedule and is a Credit Support Document under this Agreement with respect to each party.

Accordingly, the parties agree as follows: -

Paragraphs 1 - 12. Incorporation

Paragraphs 1 through 12 inclusive of the ISDA Credit Support Annex (Bilateral Form) (ISDA Agreements Subject to New York Law Only) published in 1994 by the International Swaps and Derivatives Association, Inc. are incorporated herein by reference and made a part hereof.

Paragraph 13.

(a)   *Security Interest for "Obligations".*

       The term *"Obligations"* as used in this Annex includes the following additional obligations:

       With respect to Party A: None.

       With respect to Party B: None.

(b)   *Base Currency and Eligible Currency*

       (i)   *"Base Currency"* means United States dollars (*"USD"*).

       (ii)   *"Eligible Currency"* means the Base Currency and any other currency from time to time acceptable to the Secured Party for the purposes of this Annex.

       (iii)   *"Base Currency Equivalent"* means, with respect to an amount on a Valuation Date, in the case of an amount denominated in the Base Currency, such Base Currency amount and, in the case of an amount denominated in a currency other than the Base Currency (the *"Other Currency"*), the amount of Base Currency required to purchase such amount of the Other Currency at the spot exchange rate determined by the Valuation Agent for value on such Valuation Date.

(c)   *Credit Support Obligations.*

(i)   ***Delivery Amount, Return Amount and Credit Support Amount.***
    (A)   ***"Delivery Amount"*** has the meaning specified in Paragraph 3(a), except that the words "upon a demand made by the Secured Party on or promptly following a Valuation Date" shall be deleted and replaced by the words "on each Valuation Date".

    (B)   ***"Return Amount"*** has the meaning specified in Paragraph 3(b).

    (C)   "***Credit Support Amount***" has the meaning specified in Paragraph 13(k), below.

(ii)   ***Eligible Credit Support.*** The following items will qualify as "Eligible Collateral" for Party A, with the applicable Valuation Percentage indicated in the following table. When a First Trigger Failure Condition or a Second Trigger Failure Condition exists solely because no Relevant Entity satisfies the S&P or the Fitch components of the First Trigger Required Ratings or the Second Trigger Required Ratings, as applicable, then the Valuation Percentages indicated under the heading "S&P/Fitch Valuations" shall apply. When a First Trigger Failure Condition or a Second Trigger Failure Condition exists solely because no Relevant Entity satisfies the Moody's component of the First Trigger Required Ratings or the Second Trigger Required Ratings, as applicable, then the appropriate Valuation Percentages indicated under the heading "Moody's Valuations" shall apply. In all other cases, applicable Valuation Percentage shall be the lower of the applicable Valuation Percentage indicated in under the heading "Moody's Valuations" and the Valuation Percentage indicated in under the heading "S&P/Fitch Valuations."

Instrument	Moody's Valuations				S&P/Fitch Valuations
	Valuation Percentages applicable when a First Trigger Failure Condition (but not a Second Trigger Failure Condition) exists, where the Valuation Date means		Valuation Percentages applicable when a Second Trigger Failure Condition Exists, where the Valuation Date means		Valuation Percentages applicable when a First Trigger Failure Condition Exists or a Second Trigger Failure Condition Exists
	Daily*	Weekly**	Daily*	Weekly**	
U.S. Dollar Cash	100%	100%	100%	100%	100%
Euro Cash	98%	97%	94%	93%	92.5%
Sterling Cash	98%	97%	95%	94%	94.1%
Fixed-Rate Negotiable U.S. Dollar Denominated Treasury Debt Issued by The U.S. Treasury Department with Remaining Maturity of:					
<1 Year	100%	100%	100%	100%	98.9%
1 to 2 years	100%	100%	99%	99%	98.0%
2 to 3 years	100%	100%	98%	98%	97.4%
3 to 5 years	100%	100%	97%	97%	95.5%
5 to 7 years	100%	100%	96%	95%	93.7%
7 to 10 years	100%	100%	94%	94%	92.5%
10 to 20 years	100%	100%	90%	89%	91.1%
> 20 years	100%	100%	88%	87%	88.6%
Floating-Rate Negotiable U.S. Dollar Denominated Treasury Debt Issued by The U.S. Treasury Department					
All Maturities	100%	100%	99%	99%	0%
Fixed-Rate U.S. Dollar Denominated U.S. Agency Debentures with Remaining Maturity:					
< 1 Year	100%	100%	99%	99%	98.5%
1 to 2 years	100%	100%	99%	98%	97.7%
2 to 3 years	100%	100%	98%	97%	97.3%
3 to 5 years	100%	100%	96%	96%	94.5%
5 to 7 years	100%	100%	93%	94%	93.1%
7 to 10 years	100%	100%	93%	93%	90.7%

10 to 20 years	100%	100%	89%	88%	87.7%
> 20 years	100%	100%	87%	86%	84.4%
Floating-Rate U.S. Dollar Denominated U.S. Agency Debentures					
All maturities	100%	100%	98%	98%	0%
Fixed-Rate Euro Denominated Euro-Zone Government Bonds Rated **Aa3** or Above with Remaining Maturity by Moody's and **AAA** or Above by S&P					
< 1 Year	98%	97%	94%	93%	98.8%
1 to 2 years	98%	97%	93%	92%	97.9%
2 to 3 years	98%	97%	92%	91%	97.1%
3 to 5 years	98%	97%	90%	89%	91.2%
5 to 7 years	98%	97%	89%	87%	87.5%
7 to 10 years	98%	97%	88%	86%	83.8%
10 to 20 years	98%	97%	84%	82%	75.5%
> 20 years	98%	97%	82%	80%	0%
Floating-Rate Euro Denominated Euro-Zone Government Bonds Rated **Aa3** or Above by Moody's					
All maturities:	98%	97%	93%	92%	0%
Fixed-Rate Sterling Denominated United Kingdom Gilts with Remaining Maturity:					
< 1 Year	98%	97%	94%	94%	0%
1 to 2 years	98%	97%	93%	93%	0%
2 to 3 years	98%	97%	92%	92%	0%
3 to 5 years	98%	97%	91%	91%	0%
5 to 7 years	98%	97%	90%	90%	0%
7 to 10 years	98%	97%	89%	89%	0%
10 to 20 years	98%	97%	86%	88%	0%
> 20 years	98%	97%	84%	84%	0%
Floating-Rate Sterling Denominated United Kingdom Gilts					
All maturities:	98%	97%	94%	93%	0%
Qualified Commercial Paper					
	TBD	TBD	TBD	TBD	99%

* For the purposes of the above table, "Daily" is applicable when the "Valuation Date" has been defined in this Credit Support Annex to mean each Local Business Day which if treated as a Valuation Date would result in a Delivery Amount or Return Amount.

** For the purposes of the above table, "Weekly" is applicable when the "Valuation Date" has been defined in this Credit Support Annex to mean the first Local Business Day in each week which if treated as a Valuation Date would result in a Delivery Amount or Return Amount.

For the purposes of the above table, "*Qualified Commercial Paper*" means demand and time deposits in, certificates of deposit of, bankers' acceptances payable within 183 days of issuance and with a remaining time to maturity of no more than 30 days issued by, or federal funds sold by any U.S. federal or state depository institution or trust company, (i) the commercial paper and/or debt obligations of which (or, in the case of the principal depository institution in a holding company system, the commercial paper or debt obligations of such holding company) at the time of such investment or contractual commitment providing for such investment have a rating of "A-1+" by S&P and (ii) a rating of "AAA" by Fitch with respect to long-term debt obligations and a rating of "A-1+" by Fitch for commercial paper and short-term obligations.

(iii)   *Thresholds.*

     (A)   "*Independent Amount*" means with respect to Party A: Zero

           "*Independent Amount*" means with respect to Party B: Zero

(B)   *"Threshold"* means with respect to Party A: infinity; <u>provided</u> that for so long as no Relevant Entity has the First Trigger Required Ratings and either (i) no Relevant Entity has had the First Trigger Required Ratings since this Annex was executed or (ii) at least 30 calendar days have elapsed since the last time a Relevant Entity had the First Trigger Required Ratings (or 30 Local Business Days if such failure to have the First Trigger Required Ratings relates solely to a failure to satisfy the Moody's component of the First Trigger Required Ratings), or (iii) no Relevant Entity satisfies the S&P component of the Second Trigger Required Ratings, the Threshold with respect to Party A shall be zero.

"Threshold" means with respect to Party B: infinity.

(C)   *"Minimum Transfer Amount"* means: (A) with respect to Party A, USD 100,000; *provided*, however, that if S&P is rating the Certificates and the aggregate Certificate Principal Balances of the rated Certificates falls below USD 50,000,000, then the Minimum Transfer Amount shall mean USD 50,000; and (B) with respect to Party B, USD 100,000 (or if the Posted Collateral is less than USD 100,000, the aggregate Value of Posted Collateral), *provided*, however, that if S&P is rating the Certificates and the aggregate Certificate Principal Balances of the rated Certificates falls below USD 50,000,000, then the Minimum Transfer Amount shall mean USD 50,000 (or if the Posted Collateral is less than USD 50,000, the aggregate Value of Posted Collateral).

(D)   *Rounding.* The Delivery Amount will be rounded up to the nearest integral multiple of USD 10,000; provided, however, that if S&P is rating the Certificates, the Delivery Amount will be rounded up to the nearest integral multiple of $1,000. The Return Amount will be rounded down to the nearest integral multiple of USD 10,000; provided, however, that if S&P is rating the Certificates, the Return Amount will be rounded down to the nearest integral multiple of $1,000.

(iv)   *"Exposure"* has the meaning specified in Paragraph 12, except that after the word "Agreement" the words "(assuming, for this purpose only, that Part 5(y) of the Schedule is deleted)" shall be inserted.

(c)   *Valuation and Timing.*

(i)   *"Valuation Agent"* means Party A in all circumstances.

(ii)   *"Valuation Date"* means each Local Business Day which if treated as a Valuation Date would result in a Delivery Amount or Return Amount.

(iii)   *"Valuation Time"* means the close of business in the city of the Valuation Agent on the Local Business Day immediately preceding the Valuation Date or date of calculation, as applicable, provided that the calculations of Value and Credit Support Amount will, as far as practicable, be made as of approximately the same time on the same date.

(iv)   *"Notification Time"* means 11:00 a.m., New York time, on a Local Business Day.

(v)   *Value.* Clauses (i)(A) and (i)(B) of the definition of Value in Paragraph 12 of this Annex are replaced with the following:

"(A) Cash, the Base Currency Equivalent of the amount thereof multiplied by the applicable Valuation Percentage, if any; and

(B) a security, the Base Currency Equivalent of the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage, if any;"

(d)   *Reserved.*

(e)   *Conditions Precedent and Secured Party's Rights and Remedies.* None.

(f)   *Substitution.*

"*Substitution Date*" has the meaning specified in Paragraph 4(d)(ii).

Consent. If specified here as applicable, then the Pledgor must obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d): Inapplicable.

(g)   *Dispute Resolution.*

(i)   "*Resolution Time*" means 1:00 p.m., New York time on the Local Business Day following the date on which the notice is given that gives rise to a dispute under Paragraph 5.

(ii)   *Value.* For the purpose of Paragraphs 5(i)(C) and 5(ii), on any date the Value of the outstanding Posted Collateral will be calculated as follows:

(A)   with respect to any Eligible Collateral comprising securities ("*Securities*") the Base Currency Equivalent of the sum of (a)(x) the last bid price on such date for such Securities on the principal national securities exchange on which such Securities are listed, multiplied by the applicable Valuation Percentage; or (y) where any Securities are not listed on a national securities exchange, the bid price for such Securities quoted as at the close of business on such date by any principal market maker (which shall not be and shall be independent from the Valuation Agent) for such Securities chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage; or (z) if no such bid price is listed or quoted for such date, the last bid price listed or quoted (as the case may be), as of the day next preceding such date on which such prices were available, multiplied by the applicable Valuation Percentage; plus (b) the accrued interest where applicable on such Securities (except to the extent that such interest shall have been paid to the Pledgor pursuant to Paragraph 6(d)(ii) or included in the applicable price referred to in subparagraph (a) above) as of such date; and

(B)   with respect to any Cash, the Base Currency Equivalent of the amount thereof.

(iii)   *Alternative.* The provisions of Paragraph 5 will apply.

(h)   *Holding and Using Posted Collateral.*

(i)   *Eligibility to Hold Posted Collateral; Custodians.* A Custodian will be entitled to hold Posted Collateral on behalf of Party B pursuant to Paragraph 6(b); <u>provided</u> that:

(1)   Posted Collateral may be held only in the following jurisdiction: United States.

(2)   The Custodian for Party B (A) is a commercial bank or trust company which is unaffiliated with Party B and organized under the laws of the United States or state thereof, having assets of at least $500 million and a long term debt or a deposit rating of at least (i) "Baa2" from Moody's, (ii) "A-1" from S&P and (iii) "A" from Fitch with a short term debt rating of at least "F1" from Fitch, or is the Trustee and (B) shall hold all Eligible Collateral in a segregated account with an Eligible Institution, as defined in the PSA (provided, however, that for purposes of this section, such Eligible Institution shall have a short-term debt rating of at least "A-1" from S&P).

Initially, the Custodian for Cash and Securities for Party B is: The Trustee under the PSA, or any successor trustee thereto.

(ii)   *Use of Posted Collateral.* The provisions of Paragraph 6(c)(i) will not apply to Party B, but the provisions of Paragraph 6(c)(ii) will apply to Party B.

(iii)   *Notice.* If a party or its Custodian fails to meet the criteria for eligibility to hold (or, in the case of a party, to use) Posted Collateral set forth in this Paragraph 13(h), such party shall promptly notify the other party of such ineligibility.

(i)   *Interest Amount.*

(i)   *Interest Rate.* The "*Interest Rate*" will be the actual rate of interest earned on Posted Collateral, or such other rate as the parties may agree from time to time.

(ii)   *Transfer of Interest Amount.* The transfer of the Interest Amount will be made on the second Local Business Day following the end of each calendar month and on any other Local Business Day on which Posted Collateral in the form of cash is transferred to the Pledgor pursuant to Paragraph 3(b), in each case to the extent that a Delivery Amount would not be created or increased by that transfer, *provided* that Party B shall not be obliged to so transfer any Interest Amount unless and until it has earned and received such interest.

(iii)   *Alternative to Interest Amount.* The provisions of Paragraph 6(d)(ii) will apply.

(j)   *Address for Transfers.*

Party A: To be notified to Party B by Party A at the time of the request for the transfer.

Party B: To be notified to Party A by Party B upon request by Party A.

(k)   *Other Provisions.*

(i)   *Transfer Timing.* The word "second" in the last line of Paragraph 4(b) shall be replaced with the word "first".

(ii)   *Events of Default.* Clause (iii) of Paragraph 7 shall not apply to Party A or to Party B.

(iii)   *External Validation.* At any time that the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated "BBB" or lower by S&P, then Party A shall, at its own expense, on no less frequently than a monthly basis, obtain from a Reference Market Maker that is not an Affiliate of Party A, an external validation of Party A's applicable calculations of Value and Exposure. With respect to each external validation: (i) Party A must provide Party B with a copy of such validation when it provides notice of its applicable calculations to Party B pursuant to Paragraph 4 of this Credit Support Annex, (ii) Party A must obtain quotations from at least two Reference Market Makers each time a external validation is required and such validation shall be based on the quotation that calculates the largest Exposure (expressed as a positive number), and (iii) validations shall be provided by the same Reference Market Maker no more than four times in any twelve month period. Copies of each external validation, along with Party A's internal calculations of Value and Exposure shall be provided to S&P. The calculation of Exposure shall be based on the greater of Party A's internal calculations and the external validations.

(iv)   *Cumulative Rights.* The rights, powers and remedies of the Secured Party under this Annex shall be in addition to all rights, powers and remedies given to the Secured Party by the Agreement or by virtue of any statute or rule of law, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without impairing the rights of the Secured Party in the Posted Collateral created pursuant to this Annex.

(v)   **Credit Support Amount.**

"*Credit Support Amount*" shall mean (i) if no Relevant Entity satisfies **one** of the S&P, Moody's or Fitch components of the First Trigger Required Ratings, the Credit Support Amount of the Rating Agency whose component is not satisfied (as set forth in (k)(v)(A), (k)(v)(B) and (k)(v)(C), as applicable) and (ii) if no Relevant Entity satisfies **two or more** of the S&P, Moody's or Fitch components of the First Trigger Required Ratings, the greatest of the Credit Support Amounts of the Rating Agencies whose component is not satisfied (as set forth in (k)(v)(A), (k)(v)(B) and (k)(v)(C), as applicable).

(A)   *"Moody's Credit Support Amount"*. The Moody's Credit Support Amount shall be calculated in accordance with Appendix A.

(B)   *"S&P Credit Support Amount"* means, for any Valuation Date, the excess, if any, of:

(i)   (a) for any Valuation Date on which either (i) a First Trigger Failure Condition relating to no Relevant Entity satisfying the S&P component of the First Trigger Required Ratings has occurred and been continuing for at least 30 calendar days or (ii) a Second Trigger Failure Condition relating to no Relevant Entity satisfying the S&P component of the Second Trigger Required Ratings has occurred and is continuing, an amount equal to the sum of (1) 100.0% of the Secured Party's Exposure for such Valuation Date and (2) the product of the Volatility Buffer for the Transaction and the Notional Amount of the Transaction for the Calculation Period of such Transaction which includes such Valuation Date, or

(b) for any other Valuation Date, zero, over

(ii) the Threshold for Party A for such Valuation Date.

(C)   *"Fitch Credit Support Amount"* means, for any Valuation Date, the excess, if any, of:

(i)   (a) for any Valuation Date on which a First Trigger Failure Condition has occurred and been continuing for at least 30 calendar days, an amount equal to the sum of (1) 100.0% of the Secured Party's Exposure for such Valuation Date and (2) the product of the Volatility Buffer for such Transaction and the Notional Amount of the Transaction for the Calculation Period of such Transaction which includes the Valuation Date, or

(b) for any other Valuation Date, zero, over

(ii) the Threshold for Party A for such Valuation Date.

(D)   *"Volatility Buffer"* shall mean the percentage set forth in the following table with respect to any Transaction (other than a Transaction identified in the related Confirmation as a Timing Hedge):

The higher of the S&P credit rating of (i) Party A's and (ii) the Credit Support Provider of Party A, if applicable	Remaining Weighted Average Life Maturity up to 3 years	Remaining Weighted Average Life Maturity up to 5 years	Remaining Weighted Average Life Maturity up to 10 years	Remaining Weighted Average Life Maturity up to 30 years
At least "A-2"	2.75%	3.25%	4.00%	4.75%
"A-3"	3.25%	4.00%	5.00%	6.25%
"BB+" or lower	3.50%	4.50%	6.75%	7.50%

(vii)   *Demands and Notices.*

All demands, specifications and notices under this Annex will be made pursuant to the Notices Section of this Agreement, save that any demand, specification or notice:

(A)   shall be given to or made at the following addresses:

If to Party A:

5 The North Colonnade
Canary Wharf
London E14 4BB, England
Attention:Swaps Documentation
Facsimile No.:   0207-773-6857/6858
Telephone No.:   0207-773-6915/6904

with a copy to:

General Counsel's Office
200 Park Avenue
New York, NY 10166

Notices to Party A shall not be deemed effective unless delivered to the London address set forth above.

If to Party B:

As set forth in Part 4(a) of the Schedule.

or at such other address as the relevant party may from time to time designate by giving notice (in accordance with the terms of this subparagraph) to the other party;

(B)   shall be deemed to be effective at the time such notice is actually received unless such notice is received on a day which is not a Local Business Day or after the Notification Time on any Local Business Day in which event such notice shall be deemed to be effective on the next succeeding Local Business Day.

(viii)   *Costs of Transfer on Exchange.* Notwithstanding Paragraph 10, the Pledgor will be responsible for, and will reimburse the Secured Party for, all transfer and other taxes and other costs involved in the transfer of Eligible Collateral either from the Pledgor to the Secured Party or vice versa.

(ix)   *Agreement as to Single Secured Party and Pledgor.* Party A and Party B agree that, notwithstanding anything to the contrary in this Annex, (a) the term *"Secured Party"* as used in this Annex means only Party B, (b) the term *"Pledgor"* as used in this Annex means only Party A, (c) only Party A makes the pledge and grant in Paragraph 2, the acknowledgment in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party A will be required to make Transfers of Eligible Collateral hereunder.

(x)   *Trustee Capacity.* It is expressly understood and agreed by the parties hereto that (i) this Annex is executed and delivered by LaSalle Bank National Association not individually or personally but solely as Supplemental Interest Trust Trustee of the Supplemental Interest Trust, in the exercise of the powers and authority conferred and vested in it under the PSA, (ii) each of the representations, undertakings and agreements herein made on the part of the Supplemental Interest Trust is made and intended not as personal representations, undertakings and agreements by LaSalle Bank National Association but is made and intended for the purpose of binding only the Supplemental Interest Trust, (iii) nothing herein contained shall be construed as creating any liability on the part of LaSalle Bank National Association, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (iv) under no circumstances shall LaSalle Bank National Association be personally liable for the payment of any indebtedness or expenses of the Supplemental Interest Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Supplemental Interest Trust under this Annex or any other related documents as to all of which recourse shall be had solely to the assets of the Supplemental Interest Trust in accordance with the terms of the PSA.

Appendix A

*"**Moody's Credit Support Amount**"*.   The Moody's Credit Support Amount shall be calculated in accordance with the meaning of Credit Support Amount specified in Paragraph 3, provided however that only for the purpose of determining the Moody's Credit Support Amount the words "the Secured Party's Exposure" in the second line of the definition of Credit Support Amount shall be replaced with the words "the Additional Collateral Amount". For such purposes "*Additional Collateral Amount*" means:

(i) for so long as (A) a Relevant Entity has the Second Trigger Required Ratings or (B) less than 30 Local Business Days have elapsed since a Relevant Entity had the Second Trigger Required Ratings, for any Valuation Date, for any Valuation Date, the greater of (i) zero and (ii) the sum of (A) the Secured Party's Exposure for such date and (B) the product of (x) the Applicable Percentage for the Transaction indicated on Table A below and (y) the Notional Amount of the Transaction on such date; and

(ii) for so long as no Relevant Entity has the Second Trigger Required Rating and 30 or more Local Business Days have elapsed since the last time a Relevant Entity had the Second Trigger Required Ratings, for any Valuation Date, the greatest of (i) zero, (ii) the amount of the next payment due to be paid by Pledgor with respect to the Transaction and (iii) the sum of (A) Secured Party's Exposure for such date and (B) the product of (x) the Applicable Percentage for the Transaction indicated on Table B below and (y) the Notional Amount of the Transaction on such date.

Table A (First Trigger)		
Weighted Average Life of Transaction	Applicable Percentage, if the Valuation Date means	
	Daily*	Weekly**
<1 Year	0.15%	0.25%
1 to 2 years	0.30%	0.50%
2 to 3 years	0.40%	0.70%
3 to 4 years	0.60%	1.00%
4 to 5 years	0.70%	1.20%
5 to 6 years	0.80%	1.40%
6 to 7 years	1.00%	1.60%
7 to 8 years	1.10%	1.80%
8 to 9 years	1.20%	2.00%
9 to 10 years	1.30%	2.20%
10 to 11 years	1.40%	2.30%
11 to 12 years	1.50%	2.50%
12 to 13 years	1.60%	2.70%
13 to 14 years	1.70%	2.80%
14 to 15 years	1.80%	3.00%
15 to 16 years	1.90%	3.20%
16 to 17 years	2.00%	3.30%
17 to 18 years	2.00%	3.50%
18 to 19 years	2.00%	3.60%
19 to 20 years	2.00%	3.70%
20 to 21 years	2.00%	3.90%

21 to 30 years	2.00%	4.00%

Table B (Second Trigger)		
Weighted Average Life of Transaction	Applicable Percentage, if the Valuation Date means	
	Daily*	Weekly**
<1 Year	0.50%	0.60%
1 to 2 years	1.00%	1.20%
2 to 3 years	1.50%	1.70%
3 to 4 years	1.90%	2.30%
4 to 5 years	2.40%	2.80%
5 to 6 years	2.80%	3.30%
6 to 7 years	3.20%	3.80%
7 to 8 years	3.60%	4.30%
8 to 9 years	4.00%	4.80%
9 to 10 years	4.40%	5.30%
10 to 11 years	4.70%	5.60%
11 to 12 years	5.00%	6.00%
12 to 13 years	5.40%	6.40%
13 to 14 years	5.70%	6.80%
14 to 15 years	6.00%	7.20%
15 to 16 years	6.30%	7.60%
16 to 17 years	6.60%	7.90%
17 to 18 years	6.90%	8.30%
18 to 19 years	7.20%	8.60%
19 to 20 years	7.50%	9.00%
20 to 21 years	7.80%	9.00%
21 to 30 years	8.00%	9.00%

* For the purposes of Table A and Table B, above, "Daily" is applicable when the "Valuation Date" has been defined in this Credit Support Annex to mean each Local Business Day which if treated as a Valuation Date would result in a Delivery Amount or Return Amount.

** For the purposes of Table A and Table B, above, "Weekly" is applicable when the "Valuation Date" has been defined in this Credit Support Annex to mean the first Local Business Day in each week which if treated as a Valuation Date would result in a Delivery Amount or Return Amount.

IN WITNESS WHEREOF, the parties have executed this document by their duly authorized officers with effect from the date specified on the first page hereof.

BARCLAYS BANK PLC

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

By: _____
Name:
Title:

By: _____
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this document by their duly authorized officers with effect from the date specified on the first page hereof.

BARCLAYS BANK PLC

By: _____

Name:

Title:

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust



By: _____

Name: Rita Lopez

Title: Vice President

Washington Mutual Mortgage Pass-Through Certificates
WMALT Series 2007-OC1 Supplemental Interest Trust (the "Trust")

External ID: 1737832B

Dear Sir/Madam

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

In this Confirmation "Provider" means Barclays Bank PLC and "Counterparty" means LaSalle Bank National Association, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Trust.

1.   The definitions and provisions contained in the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. Any reference to a "Swap Transaction" in the Definitions is deemed to be a reference to a "Transaction" for purposes of this Agreement, and any reference to a "Transaction" in this Agreement is deemed to be a reference to a "Swap Transaction" for purposes of the Definitions. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the 1992 ISDA Master Agreement dated as of May 11, 2007 as amended and supplemented from time to time (the "Agreement"), between you and us. For the avoidance of doubt, the Transaction described herein shall be the sole Transaction governed by such Agreement. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

Reference is made to that certain Pooling and Servicing Agreement dated as of April 1, 2007 among WaMu Asset Acceptance Corp. as Depositor, Washington Mutual Bank, as Seller and Servicer, Christiana Bank & Trust Company as Delaware Trustee and LaSalle Bank National Association as Supplemental Interest Trust Trustee for the Trust (in such capacity, the "Trustee"), as amended and supplemented from time to time (the "PSA").

Provider and Counterparty each represents to the other that it has entered into this Swap Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by the other.

2.   The terms of the particular Transaction to which this Confirmation relates are as follows:

1

Notional Amount:	USD $511,372,000.00, subject to amortisation as set out in the Additional Terms attached hereto
Trade Date:	May 11, 2007
Effective Date:	May 11, 2007
Termination Date:	November 25, 2013

Fixed Amounts:

Fixed Rate Payer:	Counterparty
Fixed Rate Payer Payment Dates:	The 25th day of each month commencing on 25 May 2007, and ending on the Termination Date, inclusive, subject to adjustment in accordance with the Following Business Day Convention, using No Adjustment for Period End Dates.
Fixed Rate:	4.996%
Fixed Rate Day Count Fraction:	30/360; except for the initial Calculation Period which shall be 14/360

Floating Amounts:

Floating Rate Payer:	Provider
Floating Rate Payer Payment Dates:	The 25th day of each month commencing on 25 May 2007, and ending on the Termination Date, inclusive, subject to adjustment in accordance with the Following Business Day Convention, using No Adjustment for Period End Dates.
Floating Rate Option:	USD-LIBOR-BBA
Designated Maturity:	1 month
Spread:	None
Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period
Compounding	Inapplicable

2

<table>
<tr><td>Business Day:</td><td>The States of California, Delaware, New York, Illinois and Washington or if the Trustee gives Provider notice of the change in the principal corporate trust office of the Trustee in accordance with the PSA, the city in which the principal corporate trust office of the Trustee is located.</td></tr>
<tr><td>Calculation Agent:</td><td>Provider</td></tr>
</table>

3. Account Details:

Payments to Provider:	BARCLAYS BANK PLC NEW YORK FEED: 026002574 Beneficiary: BARCLAYS SWAPS Beneficiary Account: 050-01922-8
Payments to Counterparty:	As advised separately in writing

4. Offices:

    (a)   The Office of Provider for this Transaction is London, England.

    (b)   The Office of Counterparty for this Transaction is Chicago, Illinois.

5. Relationship between the Parties:

Each party will be deemed to represent to the other party on the date on which it enters into this Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):

    (a)   Principal. Provider is acting as principal and not as agent when entering into this Agreement and each Transaction. Counterparty is acting not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Trust.

    (b)   Non-Reliance. Provider is acting for its own account and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. Counterparty is acting not in its individual capacity but solely as Trustee on behalf of the Trust. Neither party is relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or

OHS West:260224389.4

oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(c)   Evaluation and Understanding. It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, all financial and other risks of this Transaction.

(d)   Status of Parties. The other party is not acting as a fiduciary or an advisor for it in respect of this Transaction.

(e)   Consultation. Discussions of termination or limitation of risk with respect to this Transaction and/or provision by a party of indicative valuations, financial analyses or other statements of valuation and risk based on market movements (i) are based only on the party's business and experience as a provider of financial services, (ii) are subject only to the duty of each party to act in good faith and to no other duty and (iii) do not constitute guarantees or assurances of financial results or commitments to terminate or otherwise limit exposure under this Transaction, it being understood that each party undertakes duties, liabilities or obligations under the Agreement or in respect of this Transaction only through written documentation expressly so undertaking and signed by its duly authorized officer.

(f)   Awareness. In so far as Counterparty is not acting as a dealer or a market professional in the relevant market, this Transaction is entered into in accordance with its authorized policies for purposes of hedging or managing its assets, liabilities and/or investments or in connection with a line of business (and not for speculation).

6.   Trustee Capacity:

It is expressly understood and agreed by the parties hereto that (i) this Confirmation is executed and delivered by LaSalle Bank National Association ("LaSalle") not individually or personally but solely as Supplemental Interest Trust Trustee of the Trust, in the exercise of the powers and authority conferred and vested in it under the PSA, (ii) each of the representations, undertakings and agreements herein made on the part of the Trust is made and intended not as personal representations, undertakings and agreements by LaSalle but is made and intended for the purpose of binding only the Trust, (iii) nothing herein contained shall be construed as creating any liability on the part of LaSalle, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (iv) under no circumstances shall LaSalle be personally liable for the payment of any indebtedness or expenses of the Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Trust under this Confirmation or any other related documents as to all of

4

which recourse shall be had solely to the assets of the Trust in accordance with the terms of the PSA.

The time at which the above transaction was executed will be notified to Counterparty on request.

OHS West:260224389.4

ADDITIONAL TERMS

For the Calculation Period (from and including, to but excluding):	Swap Notional Amount (in USD)	For the Calculation Period (from and including, to but excluding):	Swap Notional Amount (in USD)
5/11/07 to 5/25/07	511,372,000.00	8/25/10 to 9/25/10	88,798,087.79
5/25/07 to 6/25/07	490,418,993.09	9/25/10 to 10/25/10	83,769,676.97
6/25/07 to 7/25/07	483,922,240.20	10/25/10 to 11/25/10	78,711,859.11
7/25/07 to 8/25/07	476,608,159.48	11/25/10 to 12/25/10	74,280,091.04
8/25/07 to 9/25/07	468,325,677.66	12/25/10 to 1/25/11	70,258,728.41
9/25/07 to 10/25/07	460,150,858.03	1/25/11 to 2/25/11	66,669,309.51
10/25/07 to 11/25/07	450,859,745.59	2/25/11 to 3/25/11	63,265,555.58
11/25/07 to 12/25/07	441,601,328.12	3/25/11 to 4/25/11	59,575,134.95
12/25/07 to 1/25/08	432,261,123.11	4/25/11 to 5/25/11	55,938,379.46
1/25/08 to 2/25/08	422,920,261.59	5/25/11 to 6/25/11	52,319,048.32
2/25/08 to 3/25/08	413,471,003.72	6/25/11 to 7/25/11	48,867,662.02
3/25/08 to 4/25/08	401,544,015.40	7/25/11 to 8/25/11	45,747,854.68
4/25/08 to 5/25/08	389,644,538.86	8/25/11 to 9/25/11	41,789,797.67
5/25/08 to 6/25/08	377,111,652.85	9/25/11 to 10/25/11	38,385,712.21
6/25/08 to 7/25/08	364,614,019.33	10/25/11 to 11/25/11	34,625,909.45
7/25/08 to 8/25/08	352,148,490.82	11/25/11 to 12/25/11	31,101,914.98
8/25/08 to 9/25/08	339,143,619.99	12/25/11 to 1/25/12	23,065,515.33
9/25/08 to 10/25/08	327,835,111.93	1/25/12 to 2/25/12	9,058,795.28
10/25/08 to 11/25/08	314,338,129.56	2/25/12 to 3/25/12	2,419,479.30
11/25/08 to 12/25/08	296,822,638.28	3/25/12 to 4/25/12	2,035,174.76
12/25/08 to 1/25/09	288,067,963.24	4/25/12 to 5/25/12	1,876,263.99
1/25/09 to 2/25/09	279,680,148.45	5/25/12 to 6/25/12	1,719,518.49
2/25/09 to 3/25/09	272,003,102.09	6/25/12 to 7/25/12	1,573,780.59
3/25/09 to 4/25/09	263,116,992.55	7/25/12 to 8/25/12	1,439,987.08
4/25/09 to 5/25/09	254,303,252.85	8/25/12 to 9/25/12	1,312,360.43
5/25/09 to 6/25/09	244,895,017.32	9/25/12 to 10/25/12	1,204,600.58
6/25/09 to 7/25/09	235,967,260.84	10/25/12 to 11/25/12	1,097,462.88
7/25/09 to 8/25/09	227,806,411.65	11/25/12 to 12/25/12	1,003,840.88
8/25/09 to 9/25/09	219,581,742.10	12/25/12 to 1/25/13	919,126.80
9/25/09 to 10/25/09	211,709,299.86	1/25/13 to 2/25/13	843,601.71
10/25/09 to 11/25/09	203,730,406.75	2/25/13 to 3/25/13	772,324.57
11/25/09 to 12/25/09	195,256,834.14	3/25/13 to 4/25/13	695,989.14
12/25/09 to 1/25/10	171,883,146.26	4/25/13 to 5/25/13	621,169.46
1/25/10 to 2/25/10	152,996,907.59	5/25/13 to 6/25/13	549,734.32
2/25/10 to 3/25/10	139,232,168.09	6/25/13 to 7/25/13	483,126.76
3/25/10 to 4/25/10	127,180,872.35	7/25/13 to 8/25/13	421,855.77
4/25/10 to 5/25/10	115,988,286.38	8/25/13 to 9/25/13	361,324.15
5/25/10 to 6/25/10	107,597,466.59	9/25/13 to 10/25/13	306,150.31
6/25/10 to 7/25/10	100,921,310.85	10/25/13 to 11/25/13	257,934.38
7/25/10 to 8/25/10	94,746,168.01		

6

ADDITIONAL TERMS

For the Calculation Period (from and including, to but excluding):	Swap Notional Amount (in USD)	For the Calculation Period (from and including, to but excluding):	Swap Notional Amount (in USD)
5/4/07 to 5/25/07	524,698,000.00	8/25/10 to 9/25/10	118,768,354.94
5/25/07 to 6/25/07	517,978,581.92	9/25/10 to 10/25/10	114,384,951.85
6/25/07 to 7/25/07	509,092,695.95	10/25/10 to 11/25/10	110,373,011.90
7/25/07 to 8/25/07	499,487,339.93	11/25/10 to 12/25/10	106,882,922.19
8/25/07 to 9/25/07	489,909,226.14	12/25/10 to 1/25/11	103,311,538.56
9/25/07 to 10/25/07	480,409,140.90	1/25/11 to 2/25/11	100,025,249.14
10/25/07 to 11/25/07	470,721,808.05	2/25/11 to 3/25/11	96,657,746.22
11/25/07 to 12/25/07	461,443,322.58	3/25/11 to 4/25/11	93,106,098.15
12/25/07 to 1/25/08	450,997,137.71	4/25/11 to 5/25/11	89,255,827.50
1/25/08 to 2/25/08	440,672,114.32	5/25/11 to 6/25/11	85,185,862.01
2/25/08 to 3/25/08	429,517,672.87	6/25/11 to 7/25/11	80,842,753.19
3/25/08 to 4/25/08	416,410,929.87	7/25/11 to 8/25/11	76,972,564.03
4/25/08 to 5/25/08	401,785,996.80	8/25/11 to 9/25/11	73,264,116.95
5/25/08 to 6/25/08	386,207,015.17	9/25/11 to 10/25/11	69,934,059.82
6/25/08 to 7/25/08	369,122,676.73	10/25/11 to 11/25/11	66,421,850.66
7/25/08 to 8/25/08	353,476,361.57	11/25/11 to 12/25/11	62,634,453.92
8/25/08 to 9/25/08	339,473,145.13	12/25/11 to 1/25/12	48,160,283.12
9/25/08 to 10/25/08	326,893,375.70	1/25/12 to 2/25/12	19,121,647.62
10/25/08 to 11/25/08	313,437,463.53	2/25/12 to 3/25/12	4,097,983.16
11/25/08 to 12/25/08	296,096,805.98	3/25/12 to 4/25/12	3,507,941.67
12/25/08 to 1/25/09	286,583,363.31	4/25/12 to 5/25/12	3,240,539.48
1/25/09 to 2/25/09	277,478,006.31	5/25/12 to 6/25/12	2,937,341.18
2/25/09 to 3/25/09	268,588,919.52	6/25/12 to 7/25/12	2,605,163.00
3/25/09 to 4/25/09	258,999,656.24	7/25/12 to 8/25/12	2,313,815.10
4/25/09 to 5/25/09	248,839,458.79	8/25/12 to 9/25/12	2,076,044.39
5/25/09 to 6/25/09	238,000,643.15	9/25/12 to 10/25/12	1,883,543.02
6/25/09 to 7/25/09	226,761,531.60	10/25/12 to 11/25/12	1,717,576.14
7/25/09 to 8/25/09	216,774,230.85	11/25/12 to 12/25/12	1,581,130.74
8/25/09 to 9/25/09	207,732,634.71	12/25/12 to 1/25/13	1,444,727.75
9/25/09 to 10/25/09	198,738,086.69	1/25/13 to 2/25/13	1,331,001.48
10/25/09 to 11/25/09	190,282,865.23	2/25/13 to 3/25/13	1,218,205.30
11/25/09 to 12/25/09	181,624,024.64	3/25/13 to 4/25/13	1,099,130.21
12/25/09 to 1/25/10	171,717,977.68	4/25/13 to 5/25/13	983,676.21
1/25/10 to 2/25/10	161,850,509.69	5/25/13 to 6/25/13	884,189.55
2/25/10 to 3/25/10	154,620,089.72	6/25/13 to 7/25/13	788,705.05
3/25/10 to 4/25/10	148,441,629.07	7/25/13 to 8/25/13	708,932.05
4/25/10 to 5/25/10	142,294,085.19	8/25/13 to 9/25/13	633,845.55
5/25/10 to 6/25/10	136,009,749.73	9/25/13 to 10/25/13	556,807.10
6/25/10 to 7/25/10	129,539,483.88	10/25/13 to 11/25/13	498,762.39
7/25/10 to 8/25/10	123,771,707.10		

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours faithfully,

BARCLAYS BANK PLC



By:_____
    Name:
    Title: **Shain Kalmanowitz**
              Authorized Signatory

Confirmed as of the date first written above:

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust

By:_____
    Name:
    Title:

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours faithfully,

BARCLAYS BANK PLC

By:_____
    Name:
    Title:

Confirmed as of the date first written above:

LASALLE BANK NATIONAL ASSOCIATION, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC1 Supplemental Interest Trust



By:_____
    Name: **Rita Lopez**
    Title: **Vice President**